Filed by Kythera Biopharmaceuticals, Inc.
Commission File No. 001-35663
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Kythera Biopharmaceuticals, Inc.
Commission File No. 001-35663

The following memorandum was sent to employees of Kythera Biopharmaceuticals, Inc. on June 24, 2015:

June 24, 2015

Dear                     ,

The purpose of this document is to outline and illustrate the various scenarios that may be applicable to you under the provisions of KYTHERA’s Change in Control Separation Benefits Plan and the terms of the Merger Agreement between Allergan and KYTHERA.

Scenario 1: Your Employment is Terminated upon Completion/Closing of the Deal

Stock Vesting (100% will vest at close of deal) (If you have RSUs that have already vested, the value of those RSUs are not included in this document, as you already own those shares outright)	Number of Options	Gain @$75 per Share
Outstanding (Vested & Unvested) Stock Options at Close of Deal

Severance (based on your hire date of and severance category )
Number of Months of Severance
Your Current Annualized Base Salary
Total of Severance Payments

COBRA Continuation Coverage Paid by Company
Number of Months (if currently enrolled in a company health plan)
Health Savings Account Contributions — Individual or Family Coverage (if currently enrolled in a high deductible plan)		or

Scenario 2: You Remain with Allergan upon Completion/Closing of the Deal

Stock Vesting (If you have RSUs that have already vested, the value of those RSUs are not included in this document, as you already own those shares outright)	Number of Options	Gain @$75 per Share
Your Current Vested Options and their Value at Close
Your Current Unvested Options that will Vest Later		—

Stock Options Vesting 90 Days Post Close
Stock Options that will be Vested 12 Months Post Close
Totals

Please note: This form is provided for informational purposes only to show you how the transaction may impact the value of your equity.  It is not intended to be binding or otherwise to create any contractual obligation.  The figures provided in the scenarios are estimates only and are not a final calculation.  Your actual amounts may differ based on rounding (in the calculation of your total severance period, severance amount, COBRA/H.S.A. paid by Company) or because of any stock options that you might exercise between now and the close of the deal.  If there is a discrepancy between the provisions outlined in this document and the provisions outlined in the official KYTHERA Change in Control Separation Benefits Plan (the “Plan”), the Plan’s provisions will prevail. Stock Option and Restricted Stock balances and vested amounts are based on a June 15, 2015 date.  Severance calculations were made assuming the deal closes on September 30, 2015.

If you remain employed with Allergan, your actual gains in stock value may be lower or higher than those indicated in Scenario 2, depending on the actual performance of Allergan’s stock.

THE COMPANY CANNOT GIVE ANY ASSURANCE THAT ANY VALUE ASCRIBED TO THE STOCK DERIVED FROM SUCH VALUATION MECHANISMS WOULD ACCURATELY REPRESENT ITS VALUE AS OF THE TIME OF THE TRANSACTION OR AT ANY TIME IN THE FUTURE. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY SUCH VALUATION OF THE STOCK.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan.  The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA.  INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488.  Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name).  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™ in June 2015; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.